


AR/S

P.E. 12-31-06



06

Umpqua Holdings Corporation

Umpqua Holdings Corporation 2006 Annual Report



life



2006 |

What is life size?

Life size is always being a perfect fit for our customers' lives, no matter how or where we grow. It's providing them with a banking experience that is a natural extension of their own personality and values. It's growing, but growing wisely. It's branching out, but never forgetting who we are or what makes the Umpqua experience special.



size


yourself what we
through our 2006
www.banklikeyoulive.com

financial highlights

02	03	04	05	06
1.11	1.24	1.40	1.55	1.65

DILUTED OPERATING EARNINGS PER SHARE (IN DOLLARS)



300
200
100
0
Umpqua Holdings Corporation
Nasdaq Bank Stocks
Nasdaq U.S.
S&P 500
01 02 03 04 05 06

FIVE-YEAR STOCK PERFORMANCE (IN DOLLARS)

02	03	04	05	06
23,689	35,451	50,749	69,892	87,311

OPERATING EARNINGS (IN THOUSANDS OF DOLLARS)

06 selected highlights

(In thousands, except per share data)

Reconciliation of Net Income to Operating Earnings	2006	2005	% Change
Net income	$84,447	$69,735	21%
Add back: merger-related expenses, net of tax	2,864	157	1724%
Operating earnings	$87,311	$69,892	25%
Basic earnings per share	$1.61	$1.57	3%
Basic operating earnings per share	1.67	1.57	6%
Diluted earnings per share	1.59	1.55	3%
Diluted operating earnings per share	1.65	1.55	6%
Total shareholders' equity	$1,156,211	$738,261	57%
Total assets	7,344,236	5,360,639	37%
Total loans	5,361,862	3,921,631	37%
Total deposits	5,840,294	4,286,266	36%

Selected Performance Ratios	2006	2005	2004
Return on average assets	1.31%	1.38%	1.20%
Return on average shareholders' equity	8.70%	9.80%	9.61%
Return on average assets - *operating basis (f1)*	1.35%	1.38%	1.29%
Return on average shareholders' equity - *operating basis (f1)*	9.00%	9.82%	10.34%
Return on average tangible shareholders' equity - *operating basis (f1)*	21.55%	22.96%	23.97%
Net interest margin (fully tax equivalent)	4.74%	4.84%	4.68%
Loans as a percentage of deposits	91.81%	91.49%	91.28%
Average shareholders' equity to average assets	15.04%	14.08%	12.52%
Dividend payout ratio	37.27%	20.38%	16.67%

Asset Quality Ratios	2006	2005	2004
Allowance for loan losses to total loans	1.12%	1.12%	1.28%
Non-performing loans to total loans	0.17%	0.16%	0.65%
Net charge-offs to average loans	0.01%	0.08%	0.17%

(f1) Based on operating earnings.

to our shareholders

For Umpqua Holdings Corporation, 2006 was another year marked by strong growth and significant achievement that included record new store openings, successful integration of the Western Sierra acquisition, and continued recognition of the Umpqua brand. Positive exposure from local and national press this year included *Fortune, Fast Company*, and *The New York Times*. The year's many accomplishments prove once again that the decision we made years ago to build our business on extraordinary service, innovative delivery, and a strong sense of community was the right one.

Growth

In 2006, organic growth continued to be our focus. While it was a challenging year, Umpqua was able to sustain double-digit organic growth in both deposits and loans of 13 and 11 percent, respectively – yet another example of how well our strategy is working.

Our de novo expansion advanced at a robust pace in both Oregon and California. We opened seven new stores in 2006 – the most in our history for one year. This included five Next Generation stores and two Neighborhood stores, all of which are already producing positive results. And in newer markets like Bend, Oregon, the addition of our second bank store continued to grow our market share rapidly. In fact, at year-end we were approaching $100 million in both deposits and loans after entering this market just two-and-a-half years ago.

A significant part of our growth this year can also be attributed to the successful acquisition and integration of Western Sierra Bancorp. The acquisition added 31 Northern California stores to our network of locations, and $1.5 billion in assets. The integration and conversion went smoothly, on time, on budget, and without negative customer reaction. Our expanded presence provides customers, employees, and shareholders with a larger bank network and increased opportunities, while we continue our unwavering commitment to the customers and communities we serve.

While overall the company's growth was excellent, we were disappointed with our organic growth in California. However, now that the integration of Western Sierra is complete, our California team will focus its efforts on rebuilding the momentum necessary to advance in the region. And progress is being made, as we were particularly encouraged with our deposit growth in California during the fourth quarter.

Financials

Total assets of Umpqua Holdings now stand at $7.3 billion, a 37 percent increase over 2005. Our stock price reached an all-time high during the year, and we increased the company's quarterly cash dividend by 50 percent, to $0.18 per share. We are also pleased to report that the compounded annual growth rate of Umpqua's stock price over the past five years was 17 percent.

Other notable achievements include an improvement in our already strong and proven credit quality standards, as well as our residential mortgage production, which was up 14 percent over 2005. We view this increase as very positive given that the industry as a whole was down approximately 20 percent year-over-year.

Our return on average equity on an operating basis was 9.00 percent in 2006, compared to 9.82 percent in 2005. This decrease was due to the increased goodwill we incurred with the Western Sierra acquisition. Even though we closely monitor our return on average equity, we believe our return on average "tangible" equity, which excludes goodwill, is much more indicative of how well the company performs. This measure was 21.55 percent in 2006, compared to 22.96 percent in 2005, and allows comparison to companies that have not completed acquisitions. For the last three years, the company's return on average tangible equity was above peer average and indicated that the company will have sufficient capital to support future organic asset growth.

Innovation

In terms of innovation and recognition, 2006 was an exciting year. First, we introduced our revolutionary new Neighborhood Store concept. These stores are integrated into established neighborhoods much like cafés, and are designed to be neighborhood hubs. Their smaller size and advanced technology maximize the productivity of every square inch while providing a personalized, community-focused experience. In each neighborhood store, residents and visitors can continue to enjoy a cup of Umpqua coffee, read the newspaper, surf the Internet, browse local merchandise, learn about community events, and, of course, do their banking.

These stores are also designed to be smaller and faster to build than a typical bank branch. Our new Neighborhood Stores can be built in just 45 days, and cost 60 percent less than our Next Generation stores and conventional bank branches. These stores represent a dramatic shift away from the traditional approach to building bank locations and allow us to expand our market footprint much faster.

We believe that it is possible to create community by fostering connections between businesses, organizations, and consumers, and by offering a thoughtful combination of products and services. We also believe that if you're going to build stores, you need to give people a reason to visit them. Early in 2006 we launched Discover Local Music, a program that makes it easier for our customers and the public to enjoy and support local, independent music. An extension of Umpqua's innovative in-store experience, the program allows our customers and the public to interact with the Umpqua brand on an entirely new level, while also reinforcing the brand's commitment to community. Currently, we offer music for sale at all Umpqua locations, and online at www.umpquamusic.com or through the iTunes® music store.

Recognition

It was also a year that saw our reputation, along with brand loyalty and recognition, reach all-time highs. Throughout the year Umpqua was recognized for our banking innovations, leadership within the industry, and our unique culture. Two important awards that indicated how well our strategy continues to be noticed by both local and national media were:

The *Portland Business Journal* named Umpqua Bank "The Most Admired Financial Services Company in Oregon." This award was bestowed on Umpqua Bank after more than 2,500 CEOs voted on the most admired companies in the state, ranking each company on attributes such as innovation, customer service, and community involvement.

Later in the year we were pleased to learn that *Fortune* magazine had ranked Umpqua Bank #34 on its list of "The 100 Best Companies to Work For" in the United States. We realize that Umpqua's recognition in the media does not automatically translate into improved financial performance. However, the lasting positive impact on our associates and customers is immeasurable and advances our long-term strategy of building something special for our shareholders.

Community

As a community bank, we believe that Umpqua has an obligation to support our local communities where we can make a difference. This past year we have been particularly pleased with the success of our Connect volunteer program. This community-focused program is also gaining national prominence due to the positive impact it is having on youth in the communities Umpqua serves. This year the program received the prestigious Oregon Governor's Volunteer Award for the Outstanding Employee Volunteer Program within the state.

Connect is an industry-leading volunteer program that provides each full-time Umpqua associate with 40 hours of paid time off each year to serve organizations and schools committed to youth and community development. Our associates volunteered nearly 15,000 hours in their communities through the Connect Volunteer Network this year, a 29 percent increase in volunteerism over 2005. This was achieved by 915 Umpqua associates volunteering at various programs throughout the region that impacted over 400 charitable organizations and schools. We are proud of our volunteers and look forward to this program becoming more significant in the coming years.

The Competitive Environment

This past year your management team was able to safely steer Umpqua through a difficult banking environment. Our industry is still reeling from the financial and political fall-out from Sarbanes-Oxley, the long-term pressures of the inverted yield curve, start-up banks opening in over-banked markets, tougher competition for core deposits, and the economic impact of a slowdown in residential construction. These factors and others will have an impact on our industry and on Umpqua as long as they continue to exist. It is our belief that those institutions that embrace a value proposition that enables them to compete with more than just interest rates will come through these tough times stronger. Over the past twelve years Umpqua's value proposition has remained focused on local decision making, associate empowerment, and community involvement. We believe this foundation of success will serve us well into the future. At Umpqua, even if it means sustaining short-term set backs, your board of directors and management team will continue to manage the company for the long term, while we attempt to mitigate the impact of external pressures.

During 2006 Umpqua continued to challenge the idea of what a bank can be by focusing on innovation and improving the customer banking experience. In doing so, we were rewarded with an amazing year characterized by strong growth, financial success, and national recognition. We remain committed to providing distinctive, meaningful experiences that fit our customers' lives and ensure we always remain a community bank at any size.

As an essential part of our success, we thank you for your unwavering support, trust, and belief in the Umpqua vision.

Best wishes,





Allyn C. Ford
Chairman of the Board
Umpqua Holdings Corporation

Raymond P. Davis
President and CEO
Umpqua Holdings Corporation

View our fully interactive 2006 Annual Report at www.banklikeyoulive.com

Stock Trading Market
Umpqua Holdings Corporation trades
on the NASDAQ Global Select Market
under the symbol UMPQ.

Headquarters and Investor Information
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4109
www.umpquaholdingscorp.com

Transfer Agent
Mellon Investor Services
480 Washington Boulevard
Jersey City, NJ 07310
1.800.922.2641
www.melloninvestor.com

Annual Shareholders' Meeting
The 2007 annual meeting of Umpqua Holdings Corporation will be held at
the RiverPlace Hotel in Portland, Oregon on Tuesday, April 17, 2007, at 6 pm.

2006 annual report

This report includes forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty, and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward-looking statements, and we undertake no obligation to update such statements. Specific risks cited in this report include the company's ability to open new stores in California, Washington, and Oregon, and experience continued growth in all our markets.



UMPQUA
B · A · N · K



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